CONSENT OF GEOLOGICAL CONSULTANT

Re: Prospectus of Colombia Goldfields Ltd. dated July 26, 2006

We hereby consent to the inclusion and reference of our report dated February 2006 entitled “The Exploration Potential of the El Salto Gold Prospect, Caldas, Colombia” and out report dated December 2005 entitled “The Geological Model of the Marmato Gold Deposit, Colombia” in the Form SB-2 Registration Statement to be filed by Colombia Goldfields Ltd., with the United States Securities and Exchange Commission. We concur with the summary of the aforesaid report incorporated into the above Prospectus of Colombia Goldfields Ltd., and consent to our being named as an expert therein.

Dated the 27th of July, 2006

Per          /s/ Stewart D. Redwood
Stewart D. Redwood, PhD, FIMMM